

May 18, 2011

B. Ben Baldanza
President and Chief Executive Officer
Spirit Airlines, Inc.
2800 Executive Way
Miramar, FL 33025

> **Re: Spirit Airlines, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed May 12, 2011**
> **File No. 333-169474**

Dear Mr. Baldanza:

We have reviewed your Amendment No. 7 and have the following additional comments.

Exhibit 5.1

1. Please have counsel remove the last sentence in opinion 1 on page 2 or explain why this assumption is necessary.

2. Please have counsel either remove the first sentence in the last paragraph on page 2 or revise to clarify that anyone may rely on the opinion.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile: (650) 463-2600
        Anthony J. Richmond, Esq.
        Latham & Watkins LLP